Exhibit 99.2

MANAGEMENT DISCUSSION & ANALYSIS OF

FINANCIAL CONDITIONS & RESULTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014

FORM 51-102F1

SILVERCREST MINES INC.

This Management’s Discussion and Analysis (“MD&A”) is an overview of the activities of SilverCrest Mines Inc. (the “Company” or “SilverCrest”) for the three and nine months ended September 30, 2014. The MD&A is intended to help the reader understand the Company’s operations, financial performance and present and future business environment. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2014 and 2013, and the related notes contained therein which have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The following should also be read in conjunction with the audited consolidated financial statements, the related MD&A and Annual Information Form for the year ended December 31, 2013, and all other disclosure documents of the Company. All amounts are stated in United States dollars (US$) unless Canadian dollars (CAD$) are indicated. Additional information related to the Company is available for view on SEDAR at www.sedar.com and on the Company’s website www.silvercrestmines.com. The date of this MD&A is November 12, 2014. This MD&A contains forward looking information. Reference to the risk factors described in the “Cautionary Statement” on page 16 of this MD&A is advised.

Cautionary Note to U.S. Investor’s concerning Estimates of Reserves and Measured, Indicated and Inferred Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to contained ounces. Accordingly, information contained in this MD&A contains descriptions of mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations there under.

HIGHLIGHTS OF THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2014

Financial and Operating Highlights:	Q3 2014	9 MONTHS 2014
Cash flow from operations (1) (3)	$2,317,261	$11,977,161
Cash flow from operations (1) (3) per share	$0.02	$0.10
Cash cost per AgEq ounce sold (2) (3)	$10.30	$8.19
All-in sustaining cash cost per AgEq ounce sold (2) (3)	$14.99	$12.01

Revenues	$8,001,422	$28,726,006
Net earnings	$241,014	$4,023,353
Net earnings per share	$0.00	$0.03
Adjusted earnings per share (3)	$0.03	$0.06

Silver ounces produced	385,251	759,352
Gold ounces produced	7,085	18,625
Silver equivalent ounces produced (2)	810,334	1,876,835

Silver ounces sold	393,860	755,686
Gold ounces sold	7,317	19,710
Silver equivalent ounces sold (2)	832,907	1,938,313

(1) Cash flow from operations before changes in working capital items.

(2) Silver equivalent (“AgEq”) ounces consist of the number of ounces of silver production/sold plus the number of ounces of gold production/sold multiplied by a 60:1 gold price to silver price ratio. Prior to January 1, 2014, the AgEq ratio was based on the spot gold price to the spot silver price at the quarter end dates for financial reporting. All numbers are rounded.

(3) The Company uses performance indicators that are not defined according to IFRS. The Company presents these Non-IFRS performance measures to provide additional information regarding the Company's financial results and performance (refer to NON-IFRS Performance Measures section for calculation details).

Refer to results of operations section for a detailed comparison with the same period of the prior fiscal year.

HIGHLIGHTS OF THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2014 (continued)

Santa Elena third quarter highlights

•
On August 1, 2014, SilverCrest’s new 3,000 tonne-per-day (“tpd”) mill and and Counter Current Decantation / Merrill Crowe (“CCD/MC”) processing facility at the Santa Elena Mine was successfully commissioned. This was another major milestone achieved as SilverCrest continues systematic and responsible growth.

In determining commissioning completion, management considered the following criteria:

●	Achieving greater than 80% of nameplate capacity (3,000 tpd) over a reasonable period of continuous production.

●	Achieving average startup recovery rates of 82% gold and 65% silver.

●	Dore production from the new mill exceeding budget estimates.

●	All major components of the mill and facilities completed and operating to the satisfaction of management and independent commissioning team.

●	Completion of budgeted capital expenditures.

●	Achieving positive operating cash flows from expanded operations including milling but excluding underground operations.

For 30 continuous days through to early August, 2014, the mill through-put ranged from 1,485 to 3,144 tpd and achieved an average of 2,524 tpd or 84% of the 3,000 tpd nameplate capacity. In July, 1,516 ounces of gold and 81,818 ounces of silver (excluding residual leached ounces from pad production) were produced and which exceeded budgeted production of 1,255 ounces of gold and 74,325 ounces of silver. Startup recoveries of gold and silver in July were 82% and 65%, respectively, compared to budgeted start up recoveries of 83% and 62%.

All of the above commissioning criteria were met to the satisfaction of management so effective August 1, 2014, SilverCrest stopped capitalizing sales of silver and gold ounces and related expenses to the carrying value of the asset and started to record depreciation expense related to the mill and processing facilities in the statement of operations.

•
The average throughput of the mill during the third quarter was 2,371 tpd with recovery rates for gold of 92% and for silver of 72%. The new CCD/MC processing facility is consistently running at nameplate capacity of 3,000 tpd. October average mill throughput was 2,750tpd.

•
In September, SilverCrest disclosed the successful results of the underground infill drilling program completed in July, 2014. Twenty five closely-spaced underground drill holes, totaling 2,856 metres were completed with valuable information provided to better define reserves and verify widths and grades for planned production stopes. This detailed in-fill information continues to improve our model and enhances tonnage and grade projections for production planning and budgeting. The results of the 25 holes will be part of the resource update scheduled to be completed by early 2015.

•
Mining of the first stope between the 600m and 575m levels was delayed until the end of the third quarter while SilverCrest finalized the detailed stope designs and overcame delays with long-hole drilling procedures. Six levels currently have ore and partial waste development completed in anticipation of further stope production. Completion of the ventilation raise in Q4 2014 is anticipated to increase operating efficiencies and advancement rates for both underground development and mine production.  As a result of the underground delays, SilverCrest revised its 2014 metal production guidance to range from 3.0 to 3.3 million AgEq ounces (original guidance to range from 3.3 to 3.6 million AgEq ounces).

La Joya Project third quarter highlights

•	SilverCrest completed a 17 hole in-fill drilling program (2,698 metres). The program provides valuable information that will enable SilverCrest to advance towards an updated resource model in H1 2015.

OUTLOOK

SilverCrest’s immediate focus is to (i) continue the efficient operation of its flagship Santa Elena low cost silver and gold mine, (ii) increase current underground ore production rates from an average of 450tpd to in excess of 1,000tpd in H1 2015, (iii) expand resources and associated reserves at Santa Elena by systematic exploration of the deposit, (iv) continue to evaluate and acquire exploration properties in proximity to Santa Elena and drill test some targets in Q4 2014, (v) complete evaluation of certain aspects  of the La Joya Project to a Pre Feasibility Study level in 2015.

Q4 Santa Elena Mine Targets

•
Achieve revised estimated 2014 production guidance of 1.25 million – 1.4 million ounces of silver and 29,000 – 32,000 ounces of gold, for an aggregate of 3.0 – 3.3 million AgEq ounces (original annual guidance was 3.3 – 3.6 million AgEq ounces Ag:Au 60:1). (9 months; 759,352 silver ounces, 18,625 gold ounces or 1,876,835 AgEq ounces, Ag:Au 60:1)

•	Achieve estimated cash operating cost of $8.50 - $9.50 per AgEq ounce sold, Ag:Au 60:1. (9 months; $8.19 per AgEq ounce sold)

•	Achieve estimated all-in-sustaining cash costs of $11 - $12 per AgEq ounce sold, Ag:Au 60:1. (9 months; $12.01 per AgEq ounce sold)

OUTLOOK (continued)

•
Surface drilling is ongoing at Santa Elena with approximately 20 core holes (6,000 metres) to be completed in 2014. This program is focused on increasing resources to the east and west of the current deposit and Tortuga and El Cholugo zones.

Q4 Exploration Targets

•
Ermitaño Property, Sonora, Mexico - Drill an estimated 7 holes (est 2,000 metres) at Durazno Target in 2014. Budget for 2014 Sonora Programs $1.5 million. (9 months; Ermitano $0.7 million, Other $0.2 million)

•	La Joya Project, Durango, Mexico - Incorporate the completed 17 in-fill core holes in the current La Joya resource model for a new resource estimate in H1 2015.

RESULTS OF OPERATIONS

For the periods ended September 30,	Three months ended		Nine months ended
	2014	2013	2014	2013
Revenues
Silver revenue	$7,395,672	$4,478,813	$14,717,924	$13,057,635
Gold revenue - cash basis	7,842,988	8,625,714	21,706,659	27,298,129
	15,238,660	13,104,527	36,424,583	40,355,764
Gold revenue - non cash
- amortization of deferred revenue	305,081	564,606	821,773	1,671,270

- capitalized to Santa Elena Mine EIP (1)	(7,542,319)	-	(8,520,350)	-
Revenues reported	8,001,422	13,669,133	28,726,006	42,027,034
Cost of sales	4,435,715	5,293,749	12,169,196	14,710,162
Depletion, depreciation and amortization	1,717,790	1,450,925	5,017,093	4,515,648

Mine operating earnings	1,847,917	6,924,459	11,539,717	22,801,224
General and administrative expenses	(1,298,280)	(1,125,084)	(4,182,307)	(4,065,903)
Share-based compensation	(234,373)	(311,407)	(1,340,606)	(1,625,944)
Foreign exchange gain (loss)	383,078	36,707	(67,863)	1,286,401
Accretion expense	(75,765)	(39,636)	(227,297)	(118,905)

Operating earnings	622,577	5,485,039	5,721,644	18,276,873

Other income (expense)	(74,600)	-	539,714	-
Interest income	35,789	97,503	302,407	226,024
Finance costs	(156,752)	(61,224)	(349,412)	(61,224)

Earnings before taxes	427,014	5,521,318	6,214,353	18,441,673

Taxes
Current income tax recovery (expense)	3,092,000	(1,153,000)	370,000	(3,870,000)
Deferred tax expense	(3,278,000)	(663,000)	(2,561,000)	(1,998,000)
Net earnings	241,014	3,705,318	4,023,353	12,573,673

Other comprehensive earnings (loss)
Exchange gain (loss) on translation to US Dollars	-	459,247	-	(1,545,142)

Comprehensive earnings for the period	$241,014	$4,164,565	$4,023,353	$11,028,531

Weighted average number of common shares outstanding	118,747,227	108,775,813	116,291,007	108,062,918
Earnings per common share - basic	$0.00	$0.03	$0.03	$0.12
Earnings per common share - diluted	$0.00	$0.03	$0.03	$0.11
(1) Prior to completing the commissioning of Santa Elena’s Expansion in Progress (“EIP”), the Company capitalized proceeds from sales of silver and gold ounces and related expenses attributed to the underground mine, mill and processing facilities. Santa Elena mill and processing facilities were successfully commissioned on August 1, 2014.

Comparison of the three months ended September 30, 2014, to September 30, 2013

Net earnings were $241,014 ($0.00 per share basic) for the third quarter compared with $3,705,318 ($0.03 per share basic) in 2013. The decrease in earnings for the third quarter is primarily attributed to declining realized metal prices and the accounting requirement (1) to capitalize sales of silver and gold ounces and related expenses while SilverCrest’s expansion assets were being commissioned. During the third quarter, SilverCrest capitalized sales of $2,593,656 related to production from Santa Elena’s underground mine and $4,948,662 from production during the commissioning period up to August 1, 2014 from Santa Elena’s new mill and CCD/MC processing facilities.

Silver and gold revenues totalled $8,001,422 (2013 - $13,669,133) in the third quarter. Silver sales totalled 393,860 ounces (2013 - 204,947), which includes 189,499 capitalized pre-commissioning ounces, a 92% increase over the same period in 2013. The foregoing, combined with a 14% lower average realized price of $18.78 (2013 - $21.85) per ounce, resulted in only 65% higher silver revenue.

RESULTS OF OPERATIONS (continued)

Total gold revenue reported in the third quarter decreased 11% compared to the same period in 2013. Total gold sales were 7,317 ounces (2013 - 7,522), which includes 3,546 capitalized pre-commissioning ounces, or 3% below the same period in 2013. The Company sold 5,854 (2013 – 6,017) ounces of gold at an average realized price of $1,251 (2013 - $1,346) per ounce, a 7% decline. The Company delivered 1,463 gold ounces (2013 - 1,504) under the Sandstorm Purchase Agreement at $354 (2013 - $350) per ounce.

Cost of sales amounted to $4,435,715 (2013 - $5,293,749). Cash operating cost and all-in sustaining cash operating cost per AgEq ounce sold in Q3 2014 were $10.08 and $14.99 (Ag:Au 60.0:1) per ounce, respectively, compared to $7.96 and $10.49 (Ag:Au 61.2:1) per ounce in Q3 2013. The higher costs per ounce in the third quarter are mainly due to additional processing costs resulting from Santa Elena’s transition from a heap leach processing operation to a milling operation. The mine remains focused on costs and driving further operational efficiencies that will enable annual cost guidance (refer to outlook section) to be achieved.

General and administrative expenses increased by 15% to $1,298,280 (2013 - $1,125,084) primarily due to an increase in Mexico corporate expenses. Mexico corporate expenses increased by 62% to $287,209 (2013 - $177,318), with additional corporate social responsibility (“CSR”), tax, and legal activity.

Current income tax recovery amounted to $3,092,000 (2013 – expense of $1,153,000). An income tax recovery was recognized in the third quarter primarily from SilverCrest’s taking a tax deduction for mine development and commissioning costs incurred to date during 2014 at Santa Elena operations.

Deferred tax expense increased to $3,278,000 (2013 – $663,000) in the third quarter as a result of a significant reduction in the carrying value of our Mexican tax bases. The Mexican tax bases were reduced at September 30, 2014 by the income tax deduction of mine development and commissioning costs and a foreign exchange loss on translation to US Dollar. The Mexican Peso declined by approximately 3% against the US Dollar from 13.03:1 at June 30, 2014 to 13.45:1 at September 30, 2014.

Comparison of the nine months ended September 30, 2014, to September 30, 2013

Net earnings were $4,023,353 ($0.03 per share basic) for the first nine months of 2014 compared with $12,573,673 ($0.12 per share basic) in 2013. The decrease in net earnings during the nine months ended September 30, 2014 (as discussed in the three month comparison) was primarily attributed to declining realized metal prices and the capitalization of sales and related expenses during commissioning periods. During the nine month period ended September 30, 2014, SilverCrest capitalized sales of $3,571,688 related to production from Santa Elena’s underground mine and $4,948,662 from production during the commissioning period up to August 1, 2014 from Santa Elena’s new mill and CCD/MC processing facilities.

Silver and gold revenues totalled $28,726,006 (2013 - $42,027,034) for the nine month period. Silver sales amounted to 755,686 ounces (2013 - 543,433), which includes 206,323 capitalized pre-commissioning ounces, 39% higher than for the same period in 2013. The foregoing, combined with a 19% lower average realized price of $19.48 (2013 - $24.03) per ounce, resulted in only 13% higher silver revenue. Total gold revenue reported during the nine months ended September 30, 2014 decreased 22% compared to the same period in 2013. Total gold sales were 19,710 ounces (2013 - 22,267), which includes 4,096 capitalized pre-commissioning ounces, or 11% below the same period in 2013. The Company sold 15,768 (2013 – 17,813) ounces of gold at an average realized price of $1,289 (2013 - $1,445) per ounce, an 11% decline. The Company delivered 3,942 gold ounces (2013 – 4,453) under the Sandstorm Purchase Agreement at $352 (2013 - $350) per ounce.

Cost of sales amounted to $12,169,196 (2013 - $14,710,162). Cash operating cost per silver equivalent ounce sold during the nine months ended September 30, 2014 was $8.19 (Ag:Au 60.0:1) per ounce compared to $7.82 (Ag:Au 60.1:1) for the same period in 2013. All-in sustaining cash operating cost per silver equivalent ounce sold in the nine months ended September 30, 2014 was $12.01 (Ag:Au 60.0:1) per ounce compared to $13.15 (Ag:Au 61.2:1) per ounce in Q3 2013.

Cash operating cost and all-in sustaining cash operating cost per AgEq ounce sold during the nine months ended September 30, 2014 were $8.19 and $12.01 (Ag:Au 60.0:1) per ounce, respectively, compared to $7.82 and $13.15 (Ag:Au 60.1:1) per ounce in Q3 2013. The higher cash operating cost per ounce for the nine months is mainly due to additional processing costs resulting from Santa Elena’s transition from a heap leach processing operation to a milling operation. The lower all-in sustaining cash operating cost per ounce for the nine months is mainly due to less exploration costs incurred at Santa Elena.

General and administrative expenses totaled $4,182,307 which is consistent with the comparative nine month total of $4,065,903. Share-based compensation decreased to $1,340,606 (2013 - $1,625,944) with the vesting of a lower number of stock options. The Company granted 250,000 (2013 - 350,000) incentive stock options during the nine months ended September 30, 2014, with a weighted average fair value per option granted of CAD$0.85 (2013 - CAD$1.44).

Current income tax recovery for 2014 Mexico operations is estimated at $370,000 (2013 – expense of $3,870,000). The estimate for the nine month period ended September 30, 2014 includes an amount of $191,000 (2013 - $Nil) relating to the new 7.5% Mexican Mining Royalty.  Deferred tax expense amounted to $2,561,000 (2013 - $1,998,000). The primary drivers for the change in taxes are essentially the same as those explained above in the three month comparison.

NON-IFRS PERFORMANCE MEASURES

The Company uses performance indicators that are not defined according to IFRS, such as “Cash flows from operations before changes in working capital items”, “Cash cost per AgEq ounce sold”, “All-in sustaining cash cost per AgEq ounce sold”, “Adjusted earnings” and “Adjusted earnings per share”. These performance indicators are widely used in the mining industry but are not standards prescribed by IFRS. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Company's performance and its ability to generate cash flow.

Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for performance indicators prepared in accordance with IFRS.

The following table provides a reconciliation of cash provided by operating activities per the condensed consolidated interim financial statements to cash flows from operations before working capital items:
For the periods ended September 30,	Three months ended		Nine months ended
	2014	2013	2014	2013
Cash provided by operating activities	$1,491,275	$9,120,440	$11,429,204	$15,649,931
Income taxes paid	1,965,000	728,000	7,655,000	2,432,000
Change in non-cash working capital items	(1,139,014)	(2,728,349)	(7,107,043)	3,367,718
Cash flows before changes in working capital items	$2,317,261	$7,120,091	$11,977,161	$21,449,649
Weighted average number of common shares outstanding	118,747,227	108,775,813	116,291,007	108,062,918
Cash flows per common share	$0.02	$0.07	$0.10	$0.20

The following table provides a reconciliation of cost of sales per the condensed consolidated interim financial statements to cash cost per AgEq ounce sold:
For the periods ended September 30,	Three months ended		Nine months ended
	2014	2013	2014	2013
Direct production costs	$5,683,110	$4,457,253	$11,346,371	$15,305,016
Amortization of leach pad ore inventory	390,644	-	390,644	-
Capitalized to Santa Elena Mine EIP (1)	(1,062,340)	-	(1,477,358)	-
Mining environmental duty (2)	85,000	-	190,000	-
Finished goods inventory adjustment	(660,699)	836,496	1,719,539	(594,854)
Cost of sales	$4,435,715	$5,293,749	$12,169,196	$14,710,162

Total AgEq ounces sold (3)	832,907	665,154	1,938,313	1,881,038
AgEq ounces capitalized to Santa Elena Mine EIP (3)	(402,268)	-	(452,067)	-
AgEq ounces sold, reported in the statement of operations (3)	430,639	665,154	1,486,246	1,881,038
Cash cost per AgEq ounce sold	$10.30	$7.96	$8.19	$7.82

The following table provides a reconciliation of cost of sales per the condensed consolidated interim financial statements to all-in sustaining cash cost per AgEq ounce sold:
For the periods ended September 30,	Three months ended		Nine months ended
	2014	2013	2014	2013
Direct production costs	$5,683,110	$4,457,253	$11,346,371	$15,305,016
Amortization of leach pad ore inventory	390,644	-	390,644	-
Capitalized to Santa Elena Mine EIP (1)	(1,062,340)	-	(1,477,358)	-
Mining environmental duty (2)	85,000	-	190,000	-
Finished goods inventory adjustment	(660,699)	836,496	1,719,539	(594,854)
Cost of sales	$4,435,715	$5,293,749	$12,169,196	$14,710,162
General and administrative expenses	1,298,280	1,125,084	4,182,307	4,065,903
Sustaining capital expenditures	338,617	75,841	516,335	683,487
Exploration costs (4)	384,554	483,798	978,510	5,282,305
Total all-in sustaining cash costs	$6,457,166	$6,978,472	$17,846,348	$24,741,857

Total AgEq ounces sold (3)	832,907	665,154	1,938,313	1,881,038
AgEq ounces capitalized to Santa Elena Mine EIP (3)	(402,268)	-	(452,067)	-
AgEq ounces sold, reported in the statement of operations (3)	430,639	665,154	1,486,246	1,881,038
All-in sustaining cash cost per AgEq ounce sold	$14.99	$10.49	$12.01	$13.15

The following table provides a reconciliation of net earnings as reported in the Company’s condensed consolidated interim financial statements to adjusted earnings and adjusted earnings per share:

For the periods ended September 30,	Three months ended		Nine months ended
	2014	2013	2014	2013
Net earnings reported	$241,014	$3,705,318	$4,023,353	$12,573,673
Adjustments for non-cash or non-recurring items
Deferred revenue	(157,234)	(564,606)	(651,008)	(1,671,270)
Deferred income tax expense	3,278,000	663,000	2,561,000	1,998,000
Share-based compensation	234,373	311,407	1,340,606	1,625,944
Adjusted earnings	$3,596,153	$4,115,119	$7,273,951	$14,526,347
Weighted average number of common shares outstanding	118,747,227	108,775,813	116,291,007	108,062,918
Adjusted earnings per common share	$0.03	$0.04	$0.06	$0.13

NON-IFRS PERFORMANCE MEASURES (continued)

(1)
Prior to completing the commissioning of Santa Elena’s EIP, the Company capitalized proceeds from sales of silver and gold ounces and related expenses attributed to the underground mine, mill and processing facilities. Santa Elena mill and processing facilities were successfully commissioned on August 1, 2014. The production totals have been reduced by 189,499 ounces of silver and 3,546 ounces of gold for the third quarter of 2014 and 206,323 ounces of silver and 4,096 ounces of gold for the nine months ended September 30,2014, that were capitalized to Santa Elena Mine EIP.

(2)	Effective January 1, 2014, the new Mexican Environmental Mining Duty, based on 0.5% of gross revenues, is included as part of cost of sales.

(3)
Silver equivalent (“AgEq”) ounces consist of the number of ounces of silver production/sold plus the number of ounces of gold production/sold multiplied by a 60:1 gold price to silver price ratio, as determined in the 2014 budget. Prior to January 1, 2014, the AgEq ratio was based on the spot gold price to the spot silver price at the quarter end dates for financial reporting. All numbers are rounded.

(4)	Exploration costs are expenditures incurred only at the Santa Elena Mine.

SUMMARY OF QUARTERLY RESULTS

The following financial data is selected information for the Company for the eight most recently completed financial quarters, prepared in accordance with IFRS:
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
Revenues	8,001,422	7,719,057	13,005,527	12,866,618	13,669,133	13,028,258	15,329,642	18,243,732
Mine operating earnings	1,847,917	3,094,202	6,597,598	6,120,406	6,884,823	6,276,338	9,582,178	11,602,694
Net earnings (loss) for the period (1)	241,014	1,314,350	2,467,989	(4,094,411)	3,705,318	2,866,080	6,002,276	13,616,026
Comprehensive earnings (loss) for the period (1)	241,014	1,314,350	2,467,989	(4,538,728)	4,164,565	1,739,890	5,124,076	13,315,128
EPS (LPS)
Basic	0.00	0.01	0.02	(0.04)	0.03	0.03	0.06	0.14
Diluted	0.00	0.01	0.02	(0.04)	0.03	0.03	0.05	0.13
Cash divdends declared per share (2)	-	-	-	-	-	-	-	-
Total assets (3)	185,813,151	180,537,473	179,507,383	143,507,653	139,899,279	134,155,949	130,504,099	122,071,089
Total debt (4)	15,000,000	15,000,000	15,000,000	-	-	-	-	-
Tax liabilities (5)	12,353,339	9,294,353	9,813,684	10,198,314	3,623,000	2,960,000	1,517,000	1,625,000
Other liabilities	16,116,768	14,387,098	14,628,203	16,175,205	15,543,639	15,188,742	16,556,388	16,541,928

(1)
Net and comprehensive earnings (loss) have fluctuated significantly from the impact of recording the fair value changes of open derivative contracts, current income and deferred tax expense (recovery), and foreign exchange gain (loss) on translation to United States dollars. The significant earnings recorded in the fourth quarter of 2012 resulted primarily from positive derivative impact and positive tax movement from the $23.3 million cash settlement of the Hedge Facility with Macquarie Bank Limited. The significant loss recorded in the fourth quarter of 2013 resulted primarily from a non-cash charge of $5.8 million to deferred income tax expense in relation to the Mexican Tax Reform enacted in December 2013.

(2)	The Company has not paid any dividends since incorporation, and currently does not plan to pay dividends in the near term.

(3)
Total assets have increased significantly over the last number of quarters, mainly from capital investment at the Santa Elena Mine.  In Q1 2014, total assets increased primarily due to cash receipts of $20.8 million from the equity financing, the additional $10 million upfront deposit from Sandstorm and the $15 million draw down from the corporate credit facility (the “Facility”) with Scotiabank.

(4)	The available credit limit of the Facility is currently $30 million.

(5)
Tax liabilities consist of current income tax expense relating to the estimate of tax payable from Santa Elena operations and deferred tax expense (recovery) relating to differences between the financial statement carrying amounts and the respective Mexican tax book bases.

CASHFLOWS

For the periods ended September 30,	Three months ended		Nine months ended
	2014	2013	2014	2013

Net earnings	$241,014	$3,705,318	$4,023,353	$12,573,673
Items not affecting cash	2,076,247	3,414,773	7,953,808	8,875,976
Cash flows from operations before changes in working capital items and income taxes	2,317,261	7,120,091	11,977,161	21,449,649
Working capital items	1,139,014	2,728,349	7,107,043	(3,367,718)
Income taxes paid	(1,965,000)	(728,000)	(7,655,000)	(2,432,000)
Operating Activities	1,491,275	9,120,440	11,429,204	15,649,931

Financing Activities	11,634	(194,813)	34,844,951	2,479,730

Investing Activities	(4,594,930)	(14,455,064)	(22,989,147)	(22,034,249)

Impact of exchange rate changes	(61,472)	31,692	(17,288)	(144,219)
Net increase (decrease) in cash and cash equivalents	(3,153,493)	(5,497,745)	23,267,720	(4,048,807)
Cash beginning of period	40,856,666	29,595,987	14,435,453	28,147,049
Cash end of period	$37,703,173	$24,098,242	$37,703,173	$24,098,242

Operating Activities

The cash flow generated from operating activities was $1,491,275 (2013 - $9,120,440) for the third quarter and $11,429,204 (2013 - $15,649,931) for the nine months ended September 30, 2014. The decrease in cash provided by operating activities for the third quarter and the nine month period ended September 30, 2014, compared to the same period in 2013, is primarily attributed to the accounting requirement to capitalize sales of silver and gold ounces and related expenses while SilverCrest’s expansion assets are being commissioned. The Company capitalized $7.4 million (2013 - $Nil) during the third quarter and $8.3 million (2013 - $Nil) during the first nine months of 2014, which are included in “Investing Activities”, discussed below.

Financing Activities

On March 13, 2014, the Company completed a prospectus offering for total gross proceeds of CAD$23.0 million ($20.8 million). The Company issued a total of 8,855,000 common shares at a price of CAD$2.60 per share. Total share issuance costs amounted to $1,489,408.

In February 2014, SilverCrest drew down $15 million from the currently available $30 million Facility with Scotiabank. The proceeds were primarily used to fund Santa Elena expansion expenditures.  The Company incurred $444,274 in finance expenses related to the Facility with Scotiabank during the nine months ended September 30, 2013.

During the nine months ended September 30, 2014, SilverCrest received $512,358 (2013 - $2,120,359) from the exercise of 980,000 (2013 - 1,825,000) incentive stock options. SilverCrest received $805,469 from the exercise of 510,300 warrants during the nine months ended September 30, 2013.

Investing Activities

SilverCrest spent $11,672,160 (2013 - $13,847,434) during the third quarter and $37,910,164 (2013 - $40,322,359) during the nine months ended September 30, 2014, primarily on Santa Elena expansion costs included within property, plant and equipment.

The Company capitalizes sales of silver and gold ounces and related expenses while SilverCrest’s expansion assets are being commissioned. SilverCrest capitalized a total of $2,593,657 (2013 - $Nil) during the third quarter and $3,571,688 (2013 - $Nil) for the nine month period ended September 30, 2014, related to production from Santa Elena’s underground mine. Also SilverCrest capitalized $4,948,662 (2013 - $Nil) for the quarter and nine months ended September 30, 2014 from production during the commissioning period of Santa Elena’s new mill and CCD/MC processing facilities.

In March 2014, the Company received a $10 million contribution from Sandstorm for their share of Santa Elena’s Expansion capital costs.

SilverCrest spent $353,032 (2013 - $711,934) during the third quarter and $3,730,975 (2013 - $1,997,511) during the nine months ended September 30, 2014, on exploration and evaluation expenditures. During the nine months ended September 30, 2014, the Company released the final $1.25 million cash payment on the La Joya West concessions, made a $0.6 million cash payment on the La Joya East concessions and incurred a total of $2.0 million in exploration costs primarily at the La Joya Project and Ermitaño Property.

The Company received interest income of $35,789 (2013 - $104,305) during the third quarter and $302,407 (2013 - $285,621) during the nine months ended September 30, 2014.

Impact of exchange rate changes

As at September 30, 2014, the Company held $37.7 million (2013 - $14.4 million) in cash and cash equivalents, of which $36.9 million (2013 - $13.7 million) were dominated in United States dollars, $0.6 million (2013 - $0.3 million) in Canadian dollars, and $0.2 million (2013 - $0.4 million) in Mexican pesos.  During the nine month period ended September 30, 2014, the Company’s cash and cash equivalents were negatively impacted by $17,288 (2013 - $144,219) on translation to United States dollars due to the weakening of the Canadian dollar against the United States dollar. The Company has not entered into any agreements or purchased any instruments to hedge currency risks at this time.

LIQUIDITY AND CAPITAL RESOURCES

		2014	2013
Assets
Current assets
Cash and cash equivalents	(i)	$37,703,173	$14,435,453
Inventory	(i)	4,630,864	12,896,365
Taxes receivable	(i)	9,773,608	6,415,814
Other current assets	(i)	1,182,832	680,308
Non-current assets		132,522,674	109,079,713

Total Assets		$185,813,151	$143,507,653

Liabilities
Current liabilities
Deferred revenue	(ii)	$1,584,306	$2,627,015
Accounts payable and accrued liabilities	(ii)	5,811,193	5,275,153
Other current liabilities	(ii)	749,339	1,155,314
Non-current liabilities
Deferred tax liabilities		11,604,000	9,043,000
Credit facility obligation		15,000,000	-
Other non-current liabilities		8,721,269	8,273,037

Total Liabilities		$43,470,107	$26,373,519

Working Capital	(i-ii)	$45,145,639	$25,370,458

ASSETS

As at September 30, 2014, SilverCrest held cash and cash equivalents of $37.7 million. The Company’s cash position has strengthened significantly since the start of the year, primarily due to the $20.8 million prospectus offering, the $10 million additional upfront deposit from Sandstorm and the $15 million draw down on the Facility with Scotiabank. SilverCrest continues to monitor cash resources against expenditures forecasts associated with implementation of the Company’s growth strategies.

The inventory balance primarily relates to material on the leach pads at Santa Elena. The carrying balance at September 30, 2014, including the non-current amount was $7.8 million (2013 - $Nil). The open pit was closed on April 4, 2014, with the heap leaching process being wound down. At June 30, 2014, management reclassified $8,182,373 from silver and gold in process to leach pad ore inventory. The leach pad ore inventory is measured based on the lower of cost per ounce of silver and gold and net realizable value and will be expensed as leach pad ore tonnes are processed through the mill. The Company recognizes a portion of the leach pad ore inventory in cost of sales based on the number of leach pad ore tonnes processed in the period, to the total tonnes remaining on the leach pad.  For the three and nine months ended September 30, 2014, the Company recognized $390,644 (2013 - $Nil), in cost of sales related to leach pad ore tonnes processed through the mill.

Taxes receivable at September 30, 2014, were $9,773,608 (2013 - $6,415,814), which consisted of value added taxes receivable (“VAT”) of $5,158,316 (2013 - $6,415,814) and income tax receivable (“ITR”) of $4,615,292 (2013 - $Nil). VAT receivables are taxes paid in Mexico, and are due to be refunded or deducted from income taxes payable. The Company is advised that delayed VAT refunds are currently pervasive in Mexico. The Company is working with its advisors and the authorities to expedite returns of VAT refunds. The ITR receivable relates to monthly income tax prepayments made in 2014 related to the Santa Elena operations. During the third quarter SilverCrest recognized income tax deductions for mine development and commissioning costs incurred year to date at Santa Elena, which is the primary the reason for changing an income tax estimate at June 30, 2014 of $2,722,000 on the statement of operations to an income tax recovery of $370,000 at September 30, 2014.

Property, plant and equipment increased to $107.5 million (2013 - $93.1 million). During the nine month period ended September 30, 2014, SilverCrest added approximately $37.7 million in capital costs the six month period ended at Santa Elena that was reduced by recording the $10 million expansion contribution from Sandstorm, depreciation and depletion charge totalling $4.8 million and sales from pre-commissioning revenues of $8.5 million. Exploration and evaluation assets increased to $18.4 million (2013 - $15.7 million) from acquisition and exploration expenditures incurred at the La Joya Project ($1.8 million) and the Ermitaño Property ($0.7 million).

LIABILITIES

Deferred revenue decreased to $5.8 million (2013 - $6.7 million), resulting from the delivery of 3,942 (2013 – 4,453) gold ounces to Sandstorm. As deliveries of gold are made to Sandstorm, the Company recognizes a portion of the deferred revenue as operating revenue. The amount recognized for fiscal 2014, is based on the proportion of gold ounces sold to Sandstorm in the period, to 50,000 (2013 – 35,794) ounces of gold deliverable to Sandstorm.

Accounts payable and accrued liabilities increased to $5.8 million (2013 - $5.3 million); primarily relating to various ongoing Santa Elena expansion and operational commitments.

The credit facility obligation relates to the $15 million drawn down from the available $30 million Facility with Scotiabank.

LIQUIDITY AND CAPITAL RESOURCES (continued)

LIQUIDITY OUTLOOK

At current precious metals prices, SilverCrest is confident that its $37.7 million (September 30, 2014) cash and cash equivalents balance, the cash flow expected to be generated from the operation of the Santa Elena Mine, and the $30 million Facility with Scotiabank ($15 million drawn down at September 30, 2014), will enable the Company to complete its growth strategies for the next twelve months. The Board approved capital and exploration expenditures remaining for Q4, 2014 include the following;

•	Expansion Capital – Underground mine equipment and development: $12.0 million. (9 months; $3.3 million equipment, $7.5 million development, net of sales capitalized)

•	Sonora programs - $1.5 million. (9 months - $0.9 million incurred)

SANTA ELENA MINE
Operating Statistics	9 MONTHS 2014	Q3 2014	Q2 2014	Q1 2014	9 MONTHS 2013

Tonnes milled (t)	218,116	218,116	-	-	-
Average tpd milled	2,371	2,371	-	-	-
Average silver grade processed (g/t)	63.94	63.94	-	-	-
Average gold grade processed (g/t)	0.91	0.91	-	-	-
Silver recovery	72%	72%	-	-	-
Gold recovery	92%	92%	-	-	-
Silver ounces produced	759,352	385,251	173,000	201,101	550,239
Silver ounces sold	755,686	393,860	163,026	198,800	543,433

Gold ounces produced	18,625	7,085	3,995	7,545	21,881
Gold ounces sold	19,710	7,317	4,743	7,650	22,267
Ounces delivered to spot market	15,768	5,854	3,794	6,120	17,814
Ounces delivered to Sandstorm	3,942	1,463	949	1,530	4,453

Silver equivalent ounces produced (1)	1,876,835	810,334	412,700	653,801	1,865,222
Silver equivalent ounces sold (1)	1,938,313	832,907	447,606	657,800	1,881,039
Ag: Au ratio (1)	60.0:1	60.0:1	60.0:1	60.0:1	60.1:1

(1) Silver equivalent (“AgEq”) ounces consist of the number of ounces of silver production/sold plus the number of ounces of gold production/sold multiplied by 60:1 gold price to silver price ratio, as determined in the 2014 budget, prior to January 1, 2014, the AgEq ratio was based on the spot gold price to the spot silver price at the quarter end dates for financial reporting. All numbers are rounded.

OPERATIONS UPDATE

Metal production for Q3, 2014 was up 142% and 54% for silver and gold, respectively, compared to Q2, 2014. The increase in silver and gold production was a direct result of SilverCrest successfully transitioning from a heap leach processing operation to a milling operation.  During Q3, the mill processed 218,116 tonnes, a daily average of 2,371. The new CCD/MC processing facility is currently running at nameplate capacity of 3,000 tpd. October average mill throughput was 2,750 tpd.

The plant processed 82% from leach pad reserve (“pad ore”) and 18% from underground development ore. For Q4, SilverCrest expects the plant to process a blended mix of approximately 75% pad ore and 25% underground ore.

The average blended grades processed during Q3, were 63.94 gpt for silver and 0.91 gpt for gold. Current underground ore grades are averaging 160 gpt for silver and 2.0 gpt for gold which is higher than reserve estimates. Current pad ore grades are in line with budget rates of 36.0 gpt for silver and 0.63 gpt for gold.

Mill recovery rates for Q3, averaged 92% for gold and 72% for silver, which are at or above budget target rates. It is anticipated that recoveries will increase as the mill is optimized.

Permission has been granted to reopen the Santa Elena pit which currently has an estimated 75,000 to 100,000 ore tonnes, grading 1.4 gpt Au and 88.0 gpt Ag. The Company is preparing for this re-opening in a safe and orderly manner. Depending on the timing for ramp clean up with geotechnical remediation, high grade low strip production (est. 1,000 tpd) should start from the pit in late Q4 2014 or early 2015 and continue for three to six months.

The mine remains focused on costs and further operational efficiencies that will sustain cash flows in a lower silver and gold price environment and achieve annual cost guidance.

SANTA ELENA MINE (continued)

UNDERGROUND UPDATE

Although behind schedule, mining the first stope (“Stope #1”) commenced at the end of Q3, and continues to be developed between the 600m and 575m levels. Six levels currently have ore and partial waste development completed in anticipation of further stope production. Completion of a ventilation raise in Q4 2014 is expected to increase operating efficiencies and improve advancement rates for both underground development and mine production.

Most of the focus at Santa Elena is currently on underground performance. The underground is currently averaging ore production of 450 tpd with an objective to achieve 600 tpd by year end. The Company is currently mining Stope #1 which contains approximately 40,000 ore tonnes. An estimated 20% of the stope has been mined and preliminary grade reconciliation shows higher than expected silver and gold grades. Stope #1 will be key to better understanding grade distribution and reconciliation, dilution, stope geotechnical constraints and mining costs.

The Santa Elena deposit remains open in most directions, with excellent opportunities for increased Resources and potential conversion to Reserves. Surface drilling of approximately 20 core hole (est. 6000m) is ongoing to potentially increase resources to the east and west of the deposit and better define the Tortuga and El Cholugo zones. Results will be announced as information becomes available and will be used in the upcoming resource estimate in H1 2015.

EXPLORATION PROPERTIES

ERMITAÑO PROPERTY, SONORA – MEXICO

In January 2014, SilverCrest signed an option agreement (the “Agreement”) with Evrim Resources Corp. (“Evrim”) whereby SilverCrest can acquire a 100% interest in Evrim’s Ermitaño Property in the State of Sonora, Mexico. The Ermitaño Property consists of two concessions (I and II) totalling 165 square kilometres of mineral tenure contiguous to the Santa Elena Mine.  SilverCrest can earn a 100% interest in the Ermitaño Property by paying $75,000 upon signing (paid) and $50,000 each anniversary thereafter, completing a minimum of $500,000 in exploration expenditures in the first year, and delivering a Production Notice within five years specifying mine and construction plans with accompanying permits. Upon delivery of the Production Notice, the annual payments will cease and Evrim will retain a 2% Net Smelter Royalty (“NSR”) on revenues from production of minerals.

Outlook

Exploration drilling has started at the Durazno Target (Ermitano Concession) located approximately 7 kilometres southeast of the Santa Elena mine site. Current plan is to drill an estimated 7 core holes (est. 2,000 metres) to test outcropping, widespread epithermal mineralization in several identified areas. Results from this initial program will be reported as information becomes available.

LA JOYA PROJECT, DURANGO – MEXICO

The La Joya Property (“La Joya”) is a silver copper gold project, located approximately 75 kilometres southeast of the city of Durango, Mexico, in a prolific mineralized region which currently supports several large scale mining operations including Grupo Mexico’s San Martin Mine, Industrias Peñoles’ Sabinas Mine, Pan American Silver’s La Colorada Mine, and First Majestic Silver’s La Parrilla Silver Mine. The La Joya Property is comprised of 15 mineral concessions with a total area of approximately 4,647 hectares. Nine of the 15 mineral concessions comprising the La Joya Property are known as the La Joya West concessions, which the Company acquired on May 24, 2013, at a total cost of $2.68 million. Three of the 15 mineral concessions comprising the La Joya Property are known as the La Joya East concessions, for which the Company still maintains an option to purchase from the original owners. Under the terms of the original option agreement, the Company may exercise its option to acquire the La Joya East concessions by making staged payments totalling $1,500,000 over a three year period commencing January 2011 (of which $325,000 has been paid). On November 6, 2013, the Company amended the La Joya East option agreement so that the final payment of $1,175,000 may be paid in two equal cash payments in the amount of $587,500 each, with the first payment due May 6, 2014, and the second and final payment due May 6, 2015. The La Joya West and La Joya East concessions together encompass a total of approximately 1,642 hectares. The remaining three contiguous mineral concessions comprising the La Joya Property encompass a total area of approximately 3,005 hectares and were acquired directly by the Company.

Resource Estimate (NI 43-101 Technical Report, dated March 27, 2013)
There are two styles of mineralization, with the first  comprised of silver, gold and copper (1- Ag Cu Rich Zone), with lesser amounts of tungsten trioxide (WO3), molybdenum (Mo), lead (Pb), and Zinc (Zn); while the second style of mineralization consists predominantly of tungsten and molybdenum (2- Contact Zone) with lesser amounts of Ag, Cu, Au, Pb, and Zn.

EXPLORATION PROPERTIES (continued)

1-	Ag Cu Rich Zone Resource Summary

Category**	AgEq Cutoff Grade (GPT)	Rounded Tonnes	AG (GPT)	AU (GPT)	CU (%)	Contained AG Ounces	Contained AU Ounces	Contained CU Pounds	Contained AgEq Ounces*
Inferred***	15	126,700,000	23.5	0.17	0.19	95,900,000	716,200	533,200,000	198,600,000
Inferred	30	71,200,000	34.4	0.22	0.28	78,700,000	524,800	436,800,000	159,800,000
Inferred	60	27,900,000	57.5	0.28	0.48	51,600,000	258,800	288,400,000	100,800,000

* Silver equivalency includes silver, gold and copper, but excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is incorporated until further information is available.
**Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, 43-101CP and CIM definitions for resources. All numbers are rounded.  Inferred Resources have been estimated from geological evidence and limited sampling, and must be treated with a lower level of confidence than Measured and Indicated Resources.
*** Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cutoff grade of 15 gpt AgEq using the metal price ratios described above.

2-	Contact Zone Resource Summary

Category**	WO3 (%)**** cut-off	Rounded Tonnes	WO3%	Mo%	WO3 lbs	Mo lbs
Inferred***	0.025	97,600,000	0.055	0.012	118,400,000	23,100,000
Inferred	0.050	44,600,000	0.076	0.016	75,100,000	14,100,000
Inferred	0.095	8,600,000	0.111	0.018	20,900,000	3,000,000
**** WO3 is based on a standard calculation of tungsten (W) times 1.26. 100% metallurgical recovery is incorporated until further information is available.

Outlook

The recently completed 17 hole in-fill drilling program has provided valuable information that SilverCrest will use towards an updated resource model in H1 2015. Low cost desktop Pre-Feasibility work is ongoing and will continue during H1 2015.

OTHER PROJECTS

Exploration is an integral part of SilverCrest's growth strategy. The Company has a portfolio of other mineral properties, which comprise the Cruz de Mayo Project (Mexico), the Silver Angel Project (Mexico) and the El Zapote Project (El Salvador). Currently the Company is focusing on evaluating and acquiring exploration properties in proximity to Santa Elena.

OUTSTANDING SHARE CAPITAL

Capital stock

a)	Unlimited number of common shares without par value authorized

b)	Unlimited number of preferred shares without par value (none outstanding) authorized

As at September 30, 2014, SilverCrest had 118,753,205 common shares outstanding. In addition, the Company had 7,995,000 outstanding share purchase options which, if exercised, would result in fully diluted common shares outstanding of 126,748,205.

As at the date hereof, SilverCrest had 118,753,205 common shares outstanding. In addition, the Company had 7,945,000 outstanding share purchase options which, if exercised, would result in fully diluted common shares outstanding of 126,698,205.

More information on these instruments and the terms of their conversion is set out in note 11 of the condensed consolidated interim financial statements.

SUBSEQUENT EVENTS

Corporate - 50,000 incentive stock options priced between CAD$1.60 and CAD$2.60 per share were forfeited and 240,000 incentive stock options priced at CAD$1.60 per share were granted a one year extension with an expiry date now of November 7, 2015.

RELATED PARTY TRANSACTIONS

During the nine month period ended September 30, 2014, the Company completed the following transactions with related parties:

Legal Fees

Legal fees of $102,032 (2013 - $123,231), which were included in professional fees, $131,548 (2013 - $Nil) for share issuance costs, and $nil (2013 - $92,404) in costs associated with the set-up of the Facility were paid or accrued to Koffman Kalef LLP, a law firm in which the Company’s Corporate Secretary is partner. The Company recognized $12,478 (2013 - $20,551) in share-based payments to this partner.

Key Management Compensation

	September 30, 2014	September 30, 2013
Salaries and short-term benefits (1)	$778,312	$684,148
Directors' fees	108,958	98,087
Share-based payments	827,924	863,170
	$1,715,194	$1,645,405
(1)	Total remuneration paid to the President and Chief Operating Officer, the Chief Executive Officer and the Chief Financial Officer of SilverCrest.

Other transactions

Paid $134,505 (2013 - $144,079) for technical and administrative services and recognized $28,349 (2013 - $35,377) in share-based payments to immediate family members of individuals who are part of key management personnel.

The Company shares rent, salaries, administrative services and other reimbursable expenses with Goldsource Mines Inc. (“Goldsource”), a company related by common directors and officers. During the nine month period ended September 30, 2014, the Company incurred $94,351 (2013 - $47,781) on behalf of Goldsource for these services, of which $25,643 (2013 - $34,338) is receivable at September 30, 2014.

OFF BALANCE SHEET ARRANGEMENTS

As at September 30, 2014, the Company had no off balance sheet arrangements.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, taxes receivable, accounts payable, accrued liabilities, taxes payable and the credit facility. They are initially recorded at amounts that approximate their fair values. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of amounts receivable, accounts payable and accrued liabilities and the credit facility approximate their carrying values due to the short term to maturities of these financial instruments. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The Company’s cash and cash equivalents are measured using Level 1 inputs.

CRITICAL JUDGMENT AND ESTIMATES

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenditures during the year.

These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. Management has made the following critical judgments and estimates:

Critical Judgments in applying Accounting Policies
The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s condensed consolidated interim financial statements are as follows:

CRITICAL JUDGMENT AND ESTIMATES (continued)

Production Stage of a Mine

The determination of the date on which a mine enters the production stage is a significant judgment, since capitalization of certain costs ceases and depletion of capitalized costs commence upon entering production. As a mine is constructed, costs incurred are capitalized and proceeds from mineral sales are offset against the capitalized costs. This continues until the mine is available for use in the manner intended by management, which requires significant judgment in its determination.

Capitalization of Exploration, Evaluation and Development Costs

Management has determined that costs related to exploration drilling, evaluation studies and other development work that have been capitalized have probable future benefit and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. Prior to January 1, 2014, the functional currency of the Company’s Canadian operations was the Canadian dollar and the functional currency for its Mexican mining operations was the United States dollar. The functional currency of the Company’s Canadian operations changed on a prospective basis from the Canadian dollar to the United States dollar effective January 1, 2014, as management determined that the currency of the primary economic environment in which the entity operates changed after SilverCrest drew down United States dollar funds from the Credit Facility.

Sandstorm Gold Ltd. (“Sandstorm”) Purchase Agreement

Management has determined the additional $10 million upfront deposit received from Sandstorm in March 2014, will be treated as reduction to the carrying value of the Santa Elena Expansion in Progress asset rather than as deferred revenue as there are no requirements to return any portion of the deposit.

Key Sources of Estimation Uncertainty
The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Reserves and Resources
Estimates of the quantities of probable reserves, which are used in the calculation of depletion expense, the capitalization of production phase stripping costs, and forecasting the timing of the payments related to the asset retirement obligations. Figures for reserves are determined in accordance with NI 43-101 of the CIM standards. Probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its probable reserves based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of an orebody requires complex geological judgments to interpret the data. The estimation of future cash flows related to probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgments made in estimating the size and grade of the orebody. Changes in the probable reserves may impact the carrying value of property, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and depletion expense.  Mining assets are depreciated on a UOP basis over the probable reserves to which they relate; resources are not included in probable reserves or the calculation of depletion. The Company has updated the quantities of probable reserves used in its depletion calculations, to reflect the updated Technical Report.

Impairment of Non-Current Assets
Non-current assets are tested for impairment if there is an indicator of impairment, annually and at the end of each quarter for our capital projects. Calculating the estimated fair values of cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to metal selling prices, future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s non-current assets

CRITICAL JUDGMENT AND ESTIMATES (continued)

Income Taxes
Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, the measurement of income tax expense and indirect taxes. A number of these estimates require management to make estimates of future taxable profit, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets recorded on our balance sheet could be impacted. The Company is subject to assessments by tax authorities who may interpret the tax law differently. These factors may affect the final amount or the timing of tax payments.

Provisions for Asset Retirement Obligations
The Company’s provision for asset retirement obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability. Management assesses these provisions on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs, the timing of these expenditures, inflation, and the impact of changes in discount rates, interest rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

CHANGES IN ACCOUNTING STANDARDS

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IFRS 8 – Operating Segments, IAS 32 – Financial Instruments: Presentation, IAS 36 – Impairment of Assets, IFRIC 21 – Levies.

The adoption of these new accounting standards had no material impact on the Company’s condensed consolidated interim financial statements.

CAUTIONARY STATEMENT AND FORWARD-LOOKING STATEMENT DISCLAIMER

Readers of this MD&A are encouraged to read the “Risk Factors” contained in the Company’s Annual Information Form (“AIF”) dated March 28, 2014.  There have been no major changes from the reported risks factors outlined in the AIF. Important risk factors to consider, among others, are

•	Precious and base metal price fluctuations
•	Operating hazards and risks
•	Calculation of reserves and resources and precious metal recoveries
•	Uncertainty of funding
•	Substantial volatility of share price

The AIF is available on the SEDAR website under the Company’s profile at www.sedar.com.

Certain statements contained in this MD&A and elsewhere constitute “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future and include, without limitation, statements with respect to: the economic viability of a project; strategic plans and expectations for the development of the Company’s operations and properties; the amount of mineral reserves and mineral resources; the amount of future production of gold and silver over any period; the amount of expected grades and ounces of metals and minerals; expected processing recoveries; cash operating costs and outflows; life of mine; average mine recovery rates; and prices of metals and minerals.

These forward-looking statements relate to analyses and other information that are based on, without limitation, the following estimates and assumptions:  the presence of and continuity of metals at the Company’s projects; cost of production and productivity levels; plant and equipment function as anticipated; the availability of skilled labour; contracted parties provide goods and services on agreed time frame; ability to develop and finance projects; accuracy of the interpretations and assumptions used in calculating reserve and resource estimates; and operations not being disrupted or delayed by unusual geological or technical problems.

CAUTIONARY STATEMENT AND FORWARD-LOOKING STATEMENT DISCLAIMER (continued)

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to environmental laws; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interests.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements included in this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

The information provided in this document is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction and in context with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis on any particular issue. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, under the supervision of the Chairman and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO believe that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company uses the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") internal control framework to design internal controls over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

There has been no change in the Company’s internal control over the financial reporting during the nine month period ended September 30, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Information provided in this MD&A, including the condensed consolidated interim financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the consolidated financial statements.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., President and Chief Operating Officer of SilverCrest Mines Inc. who is a ‘Qualified Person’ for the purpose of NI 43-101.